Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL

OMB Number: 3235-0287

Expires: January 31, 2005

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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[_] **Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Respones)

1. Name and Address of Reporting Person*

Fiock Norman E

(Last) (First) (Middle)

503 Airport Road

(Street)

Medford, OR 97501

(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

PremierWest Bancorp (PRWT)

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year

January 24, 2003

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

[X] Director [_] 10% Owner
[_] Officer (give title below) [_] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person
[_] Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	**1/24/2003**		**P**		**1,983**	**A**	**$6.05**	**200,000**	**I**	**By Trust**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, *see* Instructions 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB control Number.

(Over)
SEC 1474 (9-02)

FORM 4 (continued)

Table II —Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ Day/ Year)	4. Transaction Code Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option	**$7.06**							12/23/2002	06/20/2012	**Common Stock**	1,500		1,500	D	

Explanation of Responses:

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/   **NORMAN E. FIOCK**   **1-24-03**

——————————————————————————   ——————————

**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
        see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.

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